UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

OMRIX BIOPHARMACEUTICALS, INC.
(Name of Subject Company)

OMRIX BIOPHARMACEUTICALS, INC.
(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

681989109
(CUSIP Number of Class of Securities)

Robert Taub
Chief Executive Officer
Omrix Biopharmaceuticals, Inc.
1120 Avenue of Americas
New York, New York 10036
(212) 887-6500
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
David Fox and Randall Doud
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 3. Past Contacts, Transactions, Negotiations and Agreements
Item 8. Additional Information
SIGNATURE

     This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on November 26, 2008 (the “Statement”), by Omrix Biopharmaceuticals, Inc., a Delaware corporation (the “Company”). The Statement relates to the cash tender offer by Binder Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson (“Parent”), disclosed in a Tender Offer Statement on Schedule TO dated November 25, 2008 filed with the Securities and Exchange Commission, to purchase all of the Company’s outstanding common stock, par value $0.01 per share (the “Shares”), at a price of $25.00 per Share, net to the selling stockholder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which were filed with the Statement as Exhibits (a)(1) and (a)(2) thereto. Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 3 is hereby amended and supplemented by adding the following text to the end of subsection (b) entitled “Arrangements with Parent and Purchaser—the Merger Agreement”:
The Company and Parent were notified on December 1, 2008 that the approval of the OCS for the purchase of Shares by Purchaser pursuant to the Offer and for consummation of the Merger will not be required, and therefore such approval is not a condition to the Offer.

2

Item 8. Additional Information.
Subsection (c) of Item 8 entitled “Regulatory Approvals—Other Foreign Laws” is hereby amended and supplemented by adding the following text to the end of such subsection:
The Company and Parent were notified on December 1, 2008 that the approval of the OCS for the purchase of Shares by Purchaser pursuant to the Offer and for consummation of the Merger will not be required, and therefore such approval is not a condition to the Offer.
Item 8 is hereby further amended and supplemented by adding the following text to the end of Item 8:
(i) Certain Litigation
          On November 25, 2008, an individual alleging himself to be a shareholder of the Company filed a lawsuit on behalf of a putative class of holders of the Company’s Shares in the Supreme Court of the State of New York, County of New York captioned Rice v. Omrix Pharmaceuticals, Inc., et al., Index No. 08/603454. The complaint names as defendants the Company, the members of the Company’s Board of Directors, and Parent. The complaint alleges that the Company and its directors breached their fiduciary duties to the Company’s shareholders by agreeing to the Offer and the Merger at an inadequate price, and that the Company and Parent aided and abetted the purported breaches of fiduciary duty. The complaint seeks a declaration that the Company’s directors have breached their fiduciary duties to the plaintiff and the putative class, a preliminary and permanent injunction against the Offer and the Merger, and an award of fees and expenses to the plaintiff’s counsel. The Company and its directors intend to vigorously defend the action.

3

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

OMRIX BIOPHARMACEUTICALS, INC.

By:
Name:	/s/ Nanci Prado Nanci Prado
Title:	Vice President, General Counsel
Dated: December 1, 2008